Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

April 11, 2017

VIA EDGAR AND FEDEX

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2016 (the “Form 10-K”)

Filed February 21, 2017

File No. 001-31240

Dear Mr. Parker:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Ms. Nancy Buese of the Company dated April 6, 2017 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Non-GAAP Financial Measures

Adjusted net income (loss), page 79

1.	You state that net income (loss) adjustments are generally presented net of tax at the Company’s statutory effective tax rate of 35%. Please tell us how you considered the guidance in Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and revise your disclosures as appropriate.

Response:

The Company acknowledges the Staff’s comment and has reviewed the updated Non-GAAP Compliance and Disclosure Interpretations (“C&DI”) issued on May 17, 2016, including the guidance in Question 102.11. The Company will present the adjustments included in its non-GAAP reconciliation of Adjusted net income (loss) on a before tax basis and will include a separate adjustment line for the income tax effects related to those non-GAAP adjustments going forward.

Mr. Joel Parker

April 11, 2017

2.	In footnote (12) to the tabular disclosure on page 81, you state that tax adjustments include movements in tax valuation allowance and tax adjustments and that these tax adjustments were primarily the result of a tax restructuring and a loss carryback which resulted in an increase in your valuation allowance on credits and capital losses. Please tell us if these tax adjustments all relate to the non-GAAP adjustments noted in footnotes (2) through (11) and if not quantify any adjustments that are unrelated to these items and explain why you believe they are appropriate.

Response:

The Tax adjustments line in the Company’s non-GAAP reconciliation of Adjusted net income (loss) on pages 79 and 80 does not include the income tax amounts related to the non-GAAP adjustments described in footnotes (2) through (11), except for the valuation allowance impact from the Yanacocha impairment charge (see table below).

The Tax adjustments line represents the net impact of increases and decreases in Valuation allowances on deferred income tax assets, as well as other immaterial tax adjustments noted in the table below:

Tax adjustments Details	Amount Year ended December 31, 2016
Change in valuation allowance for Yanacocha impairment charge	$174
Change in valuation allowance for our investment in Yanacocha	114
Change in valuation allowance for loss carryback	119
Net change in valuation allowance for other foreign tax credits, alternative minimum tax credits, and capital losses	75
Net change in valuation allowance for tax restructuring transactions	3

Total Change in valuation allowance on deferred tax assets	$485

Other	15

Total Tax adjustments	$500

The Company’s management believes the non-GAAP adjustments described above as Tax adjustments are appropriate because these adjustments are not related to the continuing operations of the Company and its direct and indirect subsidiaries relating to the sale of its products. Management uses Adjusted net income (loss) to evaluate the Company’s operating performance and for planning and forecasting future business operations.

The Company will include additional details and amounts consistent with those shown above for the components of Tax adjustments included in its non-GAAP reconciliations of Adjusted net income (loss) going forward.

Mr. Joel Parker

April 11, 2017

The Company will make the changes described above in future documents filed or furnished with the Commission beginning with the Company’s planned filing of its first quarter 2017 Form 10-Q on April 25, 2017.

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact John W. Kitlen, Vice President, Controller and Chief Accounting Officer at (303) 837-5474, or Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Nancy Buese

Nancy Buese Executive Vice President and Chief Financial Officer

cc:	Raj Rajan

Stephen Gottesfeld, Executive Vice President and General Counsel

John Kitlen, Vice President, Controller and Chief Accounting Officer

Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary

Ron Butler, Partner, Ernst & Young